

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Daniel J. Schuller
Chief Financial Officer
Essential Utilities, Inc.
762 W. Lancaster Avenue
Pryn Mawr, Pennsylvania 09101

> **Re: Essential Utilities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K filed February 25, 2021**
> **File No. 001-06659**

Dear Mr. Schuller:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                       Division of Corporation Finance
                                       Office of Energy & Transportation